August 31, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C.  20549-3561

Attention: Jan Woo, Legal Branch Chief; Robert Littlepage, Accounting Branch Chief

Re:Stronghold Digital Mining, Inc.

Registration Statement on Form S-1

Filed July 27, 2021

File No. 333-258188

Ladies and Gentlemen:

Set forth below are the responses of Stronghold Digital Mining, Inc. (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 16, 2021, with respect to the Registration Statement on Form S-1, File No. 333-258188, filed with the Commission on July 27, 2021 (the “Registration Statement”).

Concurrently with the submission of this letter, we are publicly filing the Amendment No. 1 to the Registration Statement on Form S-1 (“Amendment No. 1”) via EDGAR. For your convenience, we will deliver three copies of this letter as well as three copies of Amendment No. 1 marked to show all revisions made since the July 27th filing.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 1 unless otherwise specified. Capitalized terms used in this response letter, but not defined herein, have the meanings given to them in Amendment No. 1.

Draft Registration Statement on Form S-1

Low-Cost Power Generation, page 5

1.

We note your response to prior comment 3. Please supplementally provide us with a copy of the report you commissioned from PA Consulting Group, Inc. and file their consent as an exhibit. Refer to Securities Act Rule 436.

RESPONSE: We acknowledge the Staff’s comment and will supplementally provide the PA Consulting Group, Inc. report to the Staff. Additionally, we have filed their consent as exhibit number 23.5. Please see page II –5 of Amendment No. 1.

Risk Factors, page 29

2.

We note your response to prior comment 12 and that you expect Q Power to hold a majority of the voting stock. To the extent the company may be considered a “controlled company” under Nasdaq rules, please provide appropriate disclosure throughout the registration statement, including on the prospectus cover page and in risk factors.

RESPONSE: We acknowledge the Staff’s comment and have revised Amendment No. 1 to provide appropriate disclosure throughout the registration statement regarding the Company’s status as a “controlled company” under the Nasdaq rules, including on the prospectus cover page and in the risk factors. Please see the cover page and pages 17, 56, 60, 122, 123 and 124 of Amendment No. 1.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 74

3.

We note your response to comments 13, 19, and 20. Please disclose the facts and circumstances concerning the Tax Receivable Agreement within your pro forma disclosure. Explain why you do not give effect to the Tax Receivable Agreement in your pro forma financial statements. Also, quantify in this disclosure the estimated maximum payment that the Company may be required to make under the Tax Receivable Agreement if there were a redemption of all of the Stronghold LLC Units held by Q Power immediately after the offering. In this regard, we note the disclosure on pages 128 - 132.

RESPONSE: We acknowledge the Staff’s comment and respectfully advise the Staff that we do not give effect to the Tax Receivable Agreement in “Unaudited Pro Forma Consolidated Financial Information” of our Registration Statement because an exchange that triggers the benefit and compensation owed by us under the Tax Receivable Agreement (i.e. the redemption of Stronghold LLC Units for shares of Class A common stock or cash) has not happened yet and is not expected to happen until we complete our initial public offering. Estimating the amount and timing of Stronghold Inc’s realization of tax benefits subject to the Tax Receivable Agreement is imprecise and unknown at this time and will vary based on a number of factors, including when redemptions actually occur. Accordingly, we should not record any deferred tax asset or any liability relative to the Tax Receivable Agreement, and any estimates of the amount and timing of Stronghold Inc.’s realization of tax benefits subject to the Tax Receivable Agreement will only consider the impact of a full hypothetical redemption of Stronghold LLC Units by Q Power (as the TRA participant) at the initial public offering price of Class A common stock as of the date of the initial public offering. Specifically, this includes estimates for, in a hypothetical full redemption, the total tax benefits resulting from the redemption, the total payments Q Power is entitled to pursuant to the Tax Receivable Agreement, and the early termination payment pursuant to the Tax Receivable Agreement.

4.

Please give pro forma effect to your borrowings under the $34.5 million master equipment financing agreement with Arctos Credit, LLC, and the related issuance of 43,845 shares of Class A common stock to Arctos, pursuant to Article 11-01(a) of Regulation S-X.

RESPONSE: We acknowledge the Staff’s comment and have revised Amendment No. 1 accordingly to give pro forma effect to our borrowings under the master equipment financing agreement and the issuance of Class A common stock. Please see pages 76 to 79 of Amendment No. 1.

5.

We note under the non-binding letter of intent with Olympus Power, LLC you may acquire the Third Plant. Please give effect to this acquisition in your pro forma financial statements and include in your Form S-1 separate audited financial statements pursuant to Rule 8-04 of Regulation S-X. If, after assessing all available facts, you have concluded the acquisition is not probable, then please disclose this on pages 10-11 and elsewhere, as applicable, and advise us.

RESPONSE: We acknowledge the Staff’s comment and respectfully advise the Staff that after assessing all available facts, we have concluded the acquisition is not probable at this time. We have revised Amendment No. 1 accordingly. Please see pages 12, 83 and 119 of Amendment No. 1.

Unaudited Pro Forma Combined Balance Sheet as of March 31, 2021, page 75

6.	In regard to notes (a), (b), and (c), please clarify the nature of the expenses and how they were calculated.

RESPONSE: We acknowledge the Staff’s comment and respectfully advise the Staff that the assumptions made in notes (a) and (b) to the unaudited pro forma combined balance sheet as of March 31, 2021, included in our July 27th filing of the Registration Statement, are now reflected in our historical financial statements for the six months ended June 30, 2021 included in the Registration Statement. Therefore, we have removed such pro forma adjustments to the unaudited pro forma combined balance sheet as of June 30, 2021. Please see our condensed consolidated financial statements and related notes included in Amendment No. 1 for additional information. We further advise the Staff that we have revised Amendment No. 1 to clarify the nature of the adjustments to the prior note (c) which is now presented as note (f) in Amendment No. 1. Please see page 79 of Amendment No. 1.

7.	In regard to note (b), please explain separately the adjustments related to the reorganization.

RESPONSE: We acknowledge the Staff’s comment and respectfully advise the Staff that the assumptions made in note (b) to the unaudited pro forma combined balance sheet as of March 31, 2021, included in our July 27th filing of the Registration Statement, related to the reorganization are now reflected in our historical financial statements for the six months ended June 30, 2021 included in the Registration Statement. Therefore, we have removed such pro forma adjustments to the unaudited pro forma combined balance sheet as of June 30, 2021. Please see our condensed consolidated financial statements and related notes included in Amendment No. 1 for additional information.

8.

In regard to note (d), please explain how you computed the amounts presented in the as adjusted before offering column for Registrant’s (deficit) attributable to non-controlling interest. Disclose the other side of the entry in the footnote and indicate this adjustment on the pro forma balance sheet.

RESPONSE: We acknowledge the Staff’s comment and respectfully advise the Staff that non-controlling interest only affects our accounting presentation of our statements of operations, and there are no related accounting adjustments. We have revised Amendment No. 1 to disclose the calculations of net loss attributable to non-controlling interest, as presented in the unaudited pro forma combined statements of operations for the six months ended June 30, 2021. Related effects are reflected in members’ equity on our balance sheet as part of stockholders’ deficiency. Please see pages 78 and 79 of Amendment No. 1.

9.	In regard to note (e), please explain the nature of the estimated consideration.

RESPONSE: We acknowledge the Staff’s comment and supplementally advise the Staff that the prior note (e) to the unaudited pro forma combined balance sheet as of March 31, 2021, included in our July 27th filing of the Registration Statement, which has now been updated to be note (d) to the unaudited pro forma consolidated balance sheet as of June 30, 2021 to Amendment No. 1, inadvertently included the purchase price of the promissory note issued under the WhiteHawk

Financing Agreement. Further, we supplementally advise the Staff that the estimated consideration relating to the Panther Creek Acquisition is described qualitatively and quantitatively in the current note (d), as we have presented condensed assets to be acquired at $13.0 million and condensed liabilities to be assumed at $0, for total estimated consideration of $13.0 million.  We note in Amendment No. 1 that this is a preliminary purchase price allocation, and the final allocation is expected to be completed when we prepare unaudited financial statements for the nine months ended September 30, 2021. Please see page 79 of Amendment No. 1.

10.	It is unclear why you disclose as separate line-items both "Total Shareholders’ Equity / (Deficit)" and "Total equity." Please revise or clarify your disclosure and advise us.

RESPONSE: We acknowledge the Staff’s comment and respectfully advise the Staff that we have revised our unaudited pro forma combined balance sheet as of June 30, 2021 included in Amendment No. 1 to present two components of equity: temporary equity (which we refer to as mezzanine equity) and permanent equity. The subtotals for each component are then totaled as combined equity. Please see pages 78 and 79 of Amendment No. 1. Further, please also see our response to comment 11 below.

11.	Regarding your response to comment 14, please explain to us how you reclassified the Stronghold LLC Units to temporary equity in the pro forma balance sheet.

RESPONSE: We acknowledge the Staff’s comment and respectfully advise that Staff that, after further evaluation and analysis of the characteristics of the non-controlling interests in Stronghold LLC, we have determined that it is more appropriate to classify the Stronghold LLC Units as a component of permanent equity as opposed to temporary equity (which we refer to as mezzanine equity). This is based on our view that the features of the non-controlling interests in Stronghold LLC are distinguishable from, and do not present the same concerns for investors as, the redeemable securities that are the focus of the Securities and Exchange Commission’s guidance in Accounting Series Release No. 268, Presentation in Financial Statements of “Redeemable Preferred Stocks” (“ASR 268”).

Furthermore, we believe that the non-controlling interests in Stronghold LLC should be classified as a component of permanent equity because such interests will not be redeemable for cash at the option of the holders of such interests or upon an event that is not solely within our control. Pursuant to the terms of the Stronghold LLC Agreement, the redeeming member (e.g., Q Power) can cause Stronghold LLC to redeem its Stronghold LLC Units (and a corresponding number of Class V common stock of Stronghold Inc.) in exchange for Class A common stock of Stronghold Inc. or cash.  However, pursuant to the Call Right, Stronghold Inc. may elect to acquire the Stronghold LLC Units for Class A common stock in Stronghold Inc. or cash.  Therefore, it is ultimately at the discretion of Stronghold Inc. whether to provide the redeeming member with stock or cash. Please see page 14 of the Amendment No. 1 for a further description of the Call Right.

12.	Record on the pro forma balance sheet any deferred tax assets and liabilities to be recognized upon consolidation of Stronghold LLC or advise us.

RESPONSE: We acknowledge the Staff’s comment and have revised Amendment No. 1 accordingly to record deferred tax assets and liabilities to be recognized upon consolidation of Stronghold LLC. We have evaluated the likelihood that net deferred tax assets will be utilized and have determined that the realization does not meet the “more-likely-than-not” standard outlined in ASC 740. Therefore, we determined that a full valuation allowance is appropriate. Additionally, no provision for income taxes are warranted. Please see page 79 of Amendment No. 1.

Unaudited Pro Forma Combined Statements of Operations For the Three Months Ended March 31, 2021, page 77

13.

Please explain why the WhiteHawk Financing Agreement column does not include the pro forma interest expense from the new debt for the three months ended March 31, 2021. Also, give effect to this borrowing within your pro forma income statement for the year ended December 31, 2020.

RESPONSE: We acknowledge the Staff’s comment and respectfully advise the Staff that the WhiteHawk Financing Agreement was entered into on June 30, 2021 and is now reflected in our historical financial statements for the six months ended June 30, 2021 included in the Registration Statement. Therefore, we have removed such pro forma adjustments to the unaudited pro forma consolidated statements of operations for the six months ended June 30, 2021. Please see our condensed consolidated financial statements and related notes included in Amendment No. 1 for additional information. We further advise the Staff that there is no effect on the unaudited combined statements of operations for the year ended December 31, 2020, so we have not reflected any such adjustments in Amendment No. 1. Such pro forma adjustments are no longer required because we recorded $900,000 as deferred debt issuance cost to the unaudited condensed consolidated balance sheets as of June 30, 2021.

14.	In a separate footnote, provide an explanation for the $900,000 adjustment appearing within the WhiteHawk Finance LLC Debt Financing/ Warrants column.

RESPONSE: We acknowledge the Staff’s comment and supplementally advise the Staff that the $900,000 adjustment appearing within the WhiteHawk Finance LLC Debt Financing/Warrants column included in our July 27th filing of the Registration Statement related to amounts that we have now recorded as deferred debt issuance cost to our unaudited condensed consolidated balance sheets as of June 30, 2021. The WhiteHawk Financing Agreement was entered into on June 30, 2021 and is now reflected in our historical unaudited consolidated financial statements for the six months ended June 30, 2021 included in the Registration Statement. Therefore, we have removed such pro forma adjustments to the unaudited pro forma consolidated statements of operations for the six months ended June 30, 2021. Please see our condensed consolidated financial statements and related notes included in Amendment No. 1 for additional information.

15.

In regard to the Panther Creek Acquisition, please disclose any acquisition accounting adjustments, such as depreciation and amortization associated with fair valuing identifiable assets acquired for all periods presented.

RESPONSE: We acknowledge the Staff’s comment and respectfully advise the Staff that there are no significant accounting adjustments for depreciation as a result of fair valuing identifiable assets.

16.	Please identify the adjustment for note (c) on the Pro Forma Combined Statements of Operation.

RESPONSE: We acknowledge the Staff’s comment and respectfully advise the Staff that we have evaluated the likelihood that net deferred tax assets will be utilized and have determined that the realization does not meet the “more-likely-than-not” standard outlined in ASC 740. Therefore, we determined that a full valuation allowance is appropriate. Additionally, no provision for income taxes are warranted. Please see page 79 of Amendment No. 1.

Management's Discussion and Analysis of Results of Operations and Financial Condition

Components of our Results of Operations

Results of Operations, page 84

17.

We note your revisions and response to prior comment 16. As we requested in our prior comment, please revise the segment-level disclosures to identify each reportable operating segment's operating (loss) or income for all periods presented, as shown on pages F-15 and F-32, respectively, and discuss each segment's associated operating costs. Refer to Item 303 of Regulation S-K and SEC Release No. 33-6835.

RESPONSE: We acknowledge the Staff’s comment and have revised Amendment No. 1 to revise the segment-level disclosures to identify each reportable operating segment's operating (loss) or income for all periods presented and to discuss each segment’s associated operating costs. Please see pages 87 to 95 of Amendment No. 1.

Comparison of Non-GAAP Financial Measure, page 90

18.

We note your calculation of the non-GAAP measure identified as "Adjusted EBITDA" contemplates excluding various charges such as one-time transaction costs, impairments, and losses on derivative contracts while not excluding similar gains such as gain on extinguishment of PPP loan, realized gain on sale of digital currencies, derivative contracts, net, waste coal credits, renewable energy credits, and commission on sale of ash. Please note a non-GAAP measure that is adjusted only for non-recurring charges when there were non-recurring gains that occurred during the same period could violate Rule 100(b) of Regulation G. We refer you to the guidance in Question 100.03 of the Division's Compliance & Disclosure Interpretations of the rules and regulations on the use of non-GAAP financial measures.

RESPONSE: We acknowledge the Staff’s comment and have revised Amendment No. 1 accordingly to present Adjusted EBITDA for non-recurring gains during the presented period. Please see pages 26, 27, 83, 84, 95 and 96 of Amendment No. 1.

Combined Financial Statements

Note 2. Significant Accounting Policies

Revenue Recognition, page F-28

19.

We note your response to prior comment 26. Please fully disclose all material terms and conditions of your Energy Management Agreement with Direct Energy Business Marketing, LLC. Refer to ASC 606-10-50-12.

RESPONSE: We acknowledge the Staff’s comment and have revised Amendment No. 1 to disclose all material terms and conditions of the Energy Management Agreement with Direct Energy Business Marketing, LLC. Please see page F-8 of Amendment No. 1.

Segment Reporting, page F-32

20.

We note your revisions and response to prior comment 30. Please reconcile your segment measure of profit or loss to consolidated income before income taxes. Please note that the reconciliation also applies to the segment measures of profit or loss that will be disclosed in Results of Operations on pages 84 and 87, respectively. Refer to ASC 280-10- 50-30(b).

RESPONSE: We acknowledge the Staff’s comment and have revised Amendment No. 1 accordingly to reconcile our segment measure of profit or loss to consolidated income before income taxes. Please see pages F-22 and F-23 of Amendment No. 1.

Index to Exhibits

Exhibit 23.1 Consent of Urish Popeck & Co., LLC, page II-5

21.	Please have your auditor correct the date of their report in the consent.

RESPONSE: We acknowledge the Staff’s comment and have revised Amendment No. 1 accordingly to include the correct date on the report in the auditor’s consent. Please see exhibit 23.1 of Amendment No. 1.

*****

Should you have any questions with respect to the foregoing or if any additional supplemental information is required, please contact Daniel LeBey or Shelley Barber, each of Vinson & Elkins L.L.P., at (804) 327-6310 and (212) 203-5750, respectively.

Very truly yours,

STRONGHOLD DIGITAL MINING, INC.

By:/s/  Gregory A. Beard

Name:Gregory A. Beard

Title: Chief Executive Officer

Enclosures

cc:  Matthew Derby, Staff Attorney

Joseph Cascarano, Senior Staff Accountant

Ricardo R.A. Larroudé, Chief Financial Officer, Stronghold Digital Mining, Inc.

Daniel M LeBey, Vinson & Elkins L.L.P.

Shelley A. Barber, Vinson & Elkins L.L.P.

Jonathan H. Talcott, Nelson Mullins Riley & Scarborough LLP

E. Peter Strand, Nelson Mullins Riley & Scarborough LLP